UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 2022

Commission File Number: 001-39179

Addex Therapeutics Ltd

(Translation of registrant’s name into English)

Chemin des Mines 9,

CH-1202 Geneva,

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (the “Amendment”) amends the Report on Form 6-K filed on August 18, 2022 (the “Original 6-K”) containing the Unaudited Interim Condensed Consolidated Financial Statements of Addex Therapeutics Ltd., (the “Company”) as of and for the six months ended June 30, 2022. The purpose of this Amendment is solely to provide the Company’s Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2022 formatted in Inline eXtensible Business Reporting Language (“iXBRL”) in accordance with Rule 405 of Regulation S-T and paragraph C.(6)(a)(ii) of the General Instructions to Form 6-K, attached hereto as Exhibit 99.1. Such Unaudited Interim Condensed Consolidated Financial Statements were previously filed without iXBRL as exhibit 99.1 to the Original 6-K.

Except as described above, this Amendment speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

The information contained in this Form 6-K, including Exhibits 99.1 and 101, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333- 255089) and the registration statement on Form S-8 (Registration No.333-255124).

Exhibit
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2022
101.INS

The following materials from this Report on Form 6-K are formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021; (ii) Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month and the six-month periods ended June 30, 2022 and 2021; (iii) Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six-month periods ended June 30, 2022 and 2021; (iv) Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month periods ended June 30, 2022 and 2021; (v) Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2022 and 2021; and (vi) Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Addex Therapeutics Ltd
(Registrant)

Date: September 14, 2022	/s/ Tim Dyer
Tim Dyer
Chief Executive Officer